UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 19)*

Sears Holdings Corporation

(Name of Issuer)

Common Shares

(Title of Class of Securities)

812350106

(CUSIP Number)

Janice V. Sharry, Esq. Haynes and Boone, LLP 2323 Victory Avenue, Suite 700 Dallas, Texas 75219 (214) 651-5000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

January 9, 2013

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 812350106

1.	Names of Reporting Persons. ESL Partners, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☑ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 29,410,437
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 29,410,437
	10.	Shared Dispositive Power 23,801,990
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 53,212,427
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 50.0% (1)
14.	Type of Reporting Person (See Instructions) PN

(1)	Based upon 106,425,638 common shares outstanding as of November 9, 2012, as disclosed in Holdings’ Quarterly Report on Form 10-Q for the quarter ended October 27, 2012 that was filed by Holdings with the Securities and Exchange Commission on November 16, 2012.

CUSIP No. 812350106

1.	Names of Reporting Persons. ESL Investors, L.L.C.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☑ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 2,478,112
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 2,478,112
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,478,112
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 2.3% (1)
14.	Type of Reporting Person (See Instructions) OO

(1)	Based upon 106,425,638 common shares outstanding as of November 9, 2012, as disclosed in Holdings’ Quarterly Report on Form 10-Q for the quarter ended October 27, 2012 that was filed by Holdings with the Securities and Exchange Commission on November 16, 2012.

CUSIP No. 812350106

1.	Names of Reporting Persons. SPE I Partners, LP
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☑ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 1,939,872
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 1,939,872
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,939,872
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 1.8% (1)
14.	Type of Reporting Person (See Instructions) PN

(1)	Based upon 106,425,638 common shares outstanding as of November 9, 2012, as disclosed in Holdings’ Quarterly Report on Form 10-Q for the quarter ended October 27, 2012 that was filed by Holdings with the Securities and Exchange Commission on November 16, 2012.

CUSIP No. 812350106

1.	Names of Reporting Persons. SPE Master I, LP
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☑ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 2,494,783
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 2,494,783
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,494,783
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 2.3% (1)
14.	Type of Reporting Person (See Instructions) PN

(1)	Based upon 106,425,638 common shares outstanding as of November 9, 2012, as disclosed in Holdings’ Quarterly Report on Form 10-Q for the quarter ended October 27, 2012 that was filed by Holdings with the Securities and Exchange Commission on November 16, 2012.

CUSIP No. 812350106

1.	Names of Reporting Persons. RBS Partners, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☑ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 36,323,204
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 36,323,204
	10.	Shared Dispositive Power 23,801,990
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 60,125,194
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 56.5% (1)
14.	Type of Reporting Person (See Instructions) PN

(1)	Based upon 106,425,638 common shares outstanding as of November 9, 2012, as disclosed in Holdings’ Quarterly Report on Form 10-Q for the quarter ended October 27, 2012 that was filed by Holdings with the Securities and Exchange Commission on November 16, 2012.

CUSIP No. 812350106

1.	Names of Reporting Persons. ESL Institutional Partners, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☑ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 10,230
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 10,230
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 10,230
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0.0% (1)
14.	Type of Reporting Person (See Instructions) PN

(1)	Based upon 106,425,638 common shares outstanding as of November 9, 2012, as disclosed in Holdings’ Quarterly Report on Form 10-Q for the quarter ended October 27, 2012 that was filed by Holdings with the Securities and Exchange Commission on November 16, 2012.

CUSIP No. 812350106

1.	Names of Reporting Persons. RBS Investment Management, L.L.C.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☑ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 10,230
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 10,230
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 10,230
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0.0% (1)
14.	Type of Reporting Person (See Instructions) OO

(1)	Based upon 106,425,638 common shares outstanding as of November 9, 2012, as disclosed in Holdings’ Quarterly Report on Form 10-Q for the quarter ended October 27, 2012 that was filed by Holdings with the Securities and Exchange Commission on November 16, 2012.

CUSIP No. 812350106

1.	Names of Reporting Persons. CRK Partners, L.L.C.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☑ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 747
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 747
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 747
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0.0% (1)
14.	Type of Reporting Person (See Instructions) OO

(1)	Based upon 106,425,638 common shares outstanding as of November 9, 2012, as disclosed in Holdings’ Quarterly Report on Form 10-Q for the quarter ended October 27, 2012 that was filed by Holdings with the Securities and Exchange Commission on November 16, 2012.

CUSIP No. 812350106

1.	Names of Reporting Persons. ESL Investments, Inc.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☑ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 36,334,181
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 36,334,181
	10.	Shared Dispositive Power 23,801,990
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 60,136,171
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 56.5% (1)
14.	Type of Reporting Person (See Instructions) CO

(1)	Based upon 106,425,638 common shares outstanding as of November 9, 2012, as disclosed in Holdings’ Quarterly Report on Form 10-Q for the quarter ended October 27, 2012 that was filed by Holdings with the Securities and Exchange Commission on November 16, 2012.

CUSIP No. 812350106

1.	Names of Reporting Persons. Edward S. Lampert
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☑ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 60,136,171
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 36,334,181
	10.	Shared Dispositive Power 23,801,990
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 60,136,171
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 56.5% (1)
14.	Type of Reporting Person (See Instructions) IN

(1)	Based upon 106,425,638 common shares outstanding as of November 9, 2012, as disclosed in Holdings’ Quarterly Report on Form 10-Q for the quarter ended October 27, 2012 that was filed by Holdings with the Securities and Exchange Commission on November 16, 2012.

This Amendment No. 19 to Schedule 13D (this “Amendment”) relates to common shares, par value $0.01 per share (the “Holdings Common Stock”), of Sears Holdings Corporation, a Delaware corporation (“Holdings”). This Amendment amends the Schedule 13D, as previously amended, filed with the Securities and Exchange Commission by ESL Partners, L.P., a Delaware limited partnership (“Partners”), ESL Investors, L.L.C., a Delaware limited liability company (“Investors”), SPE I Partners, LP, a Delaware limited partnership (“SPE I”), SPE Master I, LP, a Delaware limited partnership (“SPE Master I”), RBS Partners, L.P., a Delaware limited partnership (“RBS”), ESL Institutional Partners, L.P., a Delaware limited partnership (“Institutional”), RBS Investment Management, L.L.C., a Delaware limited liability company (“RBSIM”), CRK Partners, L.L.C., a Delaware limited liability company (“CRK LLC”), ESL Investments, Inc., a Delaware corporation (“ESL”), and Edward S. Lampert, a United States citizen, by furnishing the information set forth below. Except as otherwise specified in this Amendment, all previous Items are unchanged. Capitalized terms used herein which are not defined herein have the meanings given to them in the Schedule 13D, as previously amended, filed with the Securities and Exchange Commission.

The Reporting Persons are filing this Amendment to report (i) recent open-market purchases of Holdings Common Stock by Mr. Lampert that have increased the amount of Holdings Common Stock that the Reporting Persons may be deemed to beneficially own and (ii) the appointment of Mr. Lampert as Chief Executive Officer of Holdings, effective as of the close of business on February 2, 2013.

Item 3. Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended and supplemented as follows:

“In open-market purchases on January 9, 2013 and January 10, 2013, Mr. Lampert acquired an aggregate of 332,048 shares of Holdings Common Stock for aggregate consideration of approximately $13,582,295.51 (including commissions) using personal funds.”

Item 4. Purpose of Transaction.

Item 4 is hereby amended and supplemented as follows:

“On January 7, 2013, Holdings’ Board of Directors appointed Mr. Lampert to serve as Chief Executive Officer of Holdings, effective as of the close of business on February 2, 2013.”

Item 5. Interest in Securities of the Issuer.

Item 5 is hereby amended and restated in its entirety as follows:

“(a)-(b) Each Reporting Person declares that neither the filing of this statement nor anything herein shall be construed as an admission that such person is, for the purposes of Section 13(d) or 13(g) of the Act or any other purpose, the beneficial owner of any securities covered by this statement.

Each Reporting Person may be deemed to be a member of a group with respect to Holdings or securities of Holdings for the purposes of Section 13(d) or 13(g) of the Act. Each Reporting Person declares that neither the filing of this statement nor anything herein shall be construed as an admission that such person is, for the purposes of Section 13(d) or 13(g) of the Act or any other purpose, (i) acting (or has agreed or is agreeing to act) with any other person as a partnership, limited partnership, syndicate, or other group for the purpose of acquiring, holding, or disposing of securities of Holdings or otherwise with respect to Holdings or any securities of Holdings or (ii) a member of any syndicate or group with respect to Holdings or any securities of Holdings.

As of January 14, 2013, the Reporting Persons may be deemed to beneficially own the shares of Holdings Common Stock set forth in the table below.

REPORTING PERSON	NUMBER OF SHARES BENEFICIALLY OWNED		PERCENTAGE OF OUTSTANDING SHARES	SOLE VOTING POWER		SHARED VOTING POWER	SOLE DISPOSITIVE POWER		SHARED DISPOSITIVE POWER
ESL Partners, L.P.	53,212,427	(1)	50.0%	29,410,437		0	29,410,437		23,801,990	(1)
ESL Investors, L.L.C.	2,478,112		2.3%	2,478,112		0	2,478,112		0
SPE I Partners, LP	1,939,872		1.8%	1,939,872		0	1,939,872		0
SPE Master I, LP	2,494,783		2.3%	2,494,783		0	2,494,783		0
RBS Partners, L.P.	60,125,194	(1)(2)	56.5%	36,323,204	(2)	0	36,323,204	(2)	23,801,990	(1)
ESL Institutional Partners, L.P.	10,230		0.0%	10,230		0	10,230		0
RBS Investment Management, L.L.C.	10,230	(3)	0.0%	10,230	(3)	0	10,230	(3)	0
CRK Partners, L.L.C.	747		0.0%	747		0	747		0
ESL Investments, Inc.	60,136,171	(1)(4)	56.5%	36,334,181	(4)	0	36,334,181	(4)	23,801,990	(1)
Edward S. Lampert	60,136,171	(1)(5)	56.5%	60,136,171	(1)(5)	0	36,334,181	(5)	23,801,990	(1)

(1)	This number includes 23,801,990 shares of Holdings Common Stock held by Mr. Lampert. Partners has entered into a Lock-Up Agreement with Mr. Lampert that restricts the purchase and sale of securities owned by Mr. Lampert. Pursuant to the Lock-Up Agreement, Partners may be deemed to have shared dispositive power over, and to indirectly beneficially own, securities owned by Mr. Lampert. RBS, ESL and Mr. Lampert may also be deemed to have shared dispositive power over, and to indirectly beneficially own, such securities.
(2)	This number includes 29,410,437 shares of Holdings Common Stock held by Partners, 2,478,112 shares of Holdings Common Stock held in an account established by the sole investment member of Investors, 1,939,872 shares of Holdings Common Stock held by SPE I and 2,494,783 shares of Holdings Common Stock held by SPE Master I. RBS is the general partner of, and may be deemed to indirectly beneficially own securities owned by, Partners, SPE I and SPE Master I. RBS is the manager of, and may be deemed to indirectly beneficially own securities owned by, Investors.
(3)	This number includes 10,230 shares of Holdings Common Stock held by Institutional. RBSIM is the general partner of, and may be deemed to indirectly beneficially own securities owned by, Institutional.
(4)	This number includes 29,410,437 shares of Holdings Common Stock held by Partners, 2,478,112 shares of Holdings Common Stock held in an account established by the sole investment member of Investors, 1,939,872 shares of Holdings Common Stock held by SPE I, 2,494,783 shares of Holdings Common Stock held by SPE Master I, 10,230 shares of Holdings Common Stock held by Institutional and 747 shares of Holdings Common Stock held by CRK LLC. ESL is the general partner of, and may be deemed to indirectly beneficially own securities owned by, RBS. ESL is the manager of, and may be deemed to indirectly beneficially own securities owned by, RBSIM. ESL is the sole member of, and may be deemed to indirectly beneficially own securities owned by, CRK LLC.
(5)	This number includes 29,410,437 shares of Holdings Common Stock held by Partners, 2,478,112 shares of Holdings Common Stock held in an account established by the sole investment member of Investors, 1,939,872 shares of Holdings Common Stock held by SPE I, 2,494,783 shares of Holdings Common Stock held by SPE Master I, 10,230 shares of Holdings Common Stock held by Institutional, and 747 shares of Holdings Common Stock held by CRK LLC. Mr. Lampert is the Chairman, Chief Executive Officer and Director of, and may be deemed to indirectly beneficially own securities owned by, ESL.

(c) Other than as set forth on Annex B hereto, there have been no transactions in the class of securities reported on that were effected by the Reporting Persons during the past sixty days or since the most recent filing of Schedule 13D, whichever is less.

(d)	Not applicable.

(e)	Not applicable.”

Item 7. Material to be Filed as Exhibits.

Item 7 is hereby amended and restated in its entirety as follows:

“The following exhibits are filed as exhibits hereto:

Exhibit	Description of Exhibit
99.1	Amendment, dated March 22, 2005, to the Agreement, dated January 31, 2005, among Kmart Holding Corporation, Sears Holdings Corporation, ESL Partners, L.P., ESL Investors, L.L.C., ESL Institutional Partners, L.P. and CRK Partners II, L.P. (incorporated by reference to Exhibit L to the Amendment to Schedule 13D filed on April 1, 2005).

99.2	Acknowledgement, dated as of March 24, 2005, by Sears Holdings Corporation (relating to the assumption of the Registration Rights Agreement) (incorporated by reference to Exhibit K to the Amendment to Schedule 13D filed on April 1, 2005).

99.3	Letter Agreement, dated June 2, 2010, by and between ESL Partners, L.P. and Edward S. Lampert (incorporated by reference to Exhibit 8 to the Amendment to Schedule 13D filed on June 2, 2010).

99.4	Joint Filing Agreement (incorporated by reference to Exhibit 99.5 to the Amendment to Schedule 13D filed on July 5, 2012).”

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: January 14, 2013	ESL PARTNERS, L.P.

By: RBS Partners, L.P., as its general partner

By: ESL Investments, Inc., as its general partner

	By:	/s/ Edward S. Lampert
	Name:	Edward S. Lampert
	Title:	Chief Executive Officer

ESL INVESTORS, L.L.C.

By: RBS Partners, L.P., as its manager

By: ESL Investments, Inc., as its general partner

	By:	/s/ Edward S. Lampert
	Name:	Edward S. Lampert
	Title:	Chief Executive Officer

SPE I PARTNERS, LP

By: RBS Partners, L.P., as its general partner

By: ESL Investments, Inc., as its general partner

	By:	/s/ Edward S. Lampert
	Name:	Edward S. Lampert
	Title:	Chief Executive Officer

SPE MASTER I, LP

By: RBS Partners, L.P., as its general partner

By: ESL Investments, Inc., as its general partner

	By:	/s/ Edward S. Lampert
	Name:	Edward S. Lampert
	Title:	Chief Executive Officer

RBS PARTNERS, L.P.

By: ESL Investments, Inc., as its general partner

	By:	/s/ Edward S. Lampert
	Name:	Edward S. Lampert
	Title:	Chief Executive Officer

ESL INSTITUTIONAL PARTNERS, L.P.

By: RBS Investment Management, L.L.C., as its general partner

By: ESL Investments, Inc., as its manager

By:	/s/ Edward S. Lampert
Name:	Edward S. Lampert
Title:	Chief Executive Officer

RBS INVESTMENT MANAGEMENT, L.L.C.

By: ESL Investments, Inc., as its manager

By:	/s/ Edward S. Lampert
Name:	Edward S. Lampert
Title:	Chief Executive Officer

CRK PARTNERS, L.L.C.

By: ESL Investments, Inc., as its sole member

By:	/s/ Edward S. Lampert
Name:	Edward S. Lampert
Title:	Chief Executive Officer

ESL INVESTMENTS, INC.

By:	/s/ Edward S. Lampert
Name:	Edward S. Lampert
Title:	Chief Executive Officer

EDWARD S. LAMPERT

By:	/s/ Edward S. Lampert

EXHIBIT INDEX

Exhibit	Description of Exhibit

99.1	Amendment, dated March 22, 2005, to the Agreement, dated January 31, 2005, among Kmart Holding Corporation, Sears Holdings Corporation, ESL Partners, L.P., ESL Investors, L.L.C., ESL Institutional Partners, L.P. and CRK Partners II, L.P. (incorporated by reference to Exhibit L to the Amendment to Schedule 13D filed on April 1, 2005).

99.2	Acknowledgement, dated as of March 24, 2005, by Sears Holdings Corporation (relating to the assumption of the Registration Rights Agreement) (incorporated by reference to Exhibit K to the Amendment to Schedule 13D filed on April 1, 2005).

99.3	Letter Agreement, dated June 2, 2010, by and between ESL Partners, L.P. and Edward S. Lampert (incorporated by reference to Exhibit 8 to the Amendment to Schedule 13D filed on June 2, 2010).

99.4	Joint Filing Agreement (incorporated by reference to Exhibit 99.5 to the Amendment to Schedule 13D filed on July 5, 2012).

ANNEX B

RECENT TRANSACTIONS BY THE REPORTING PERSONS IN THE SECURITIES OF

SEARS HOLDINGS CORPORATION

Entity	Date of Transaction	Nature of Transaction	Number of Shares of Common Stock	Price per Share ($)
Edward S. Lampert	01/09/2013	Open Market Purchases	245,678	$40.86	(1)
Edward S. Lampert	01/10/2013	Open Market Purchases	86,370	$40.97	(2)

(1)	This price represents the approximate weighted average price per share of Holdings Common Stock of purchases that were executed at prices ranging from $40.32 to $41.00 per share of Holdings Common Stock. The Reporting Persons undertake to provide, upon request by the Securities and Exchange Commission staff, full information regarding the number of shares of Holdings Common Stock purchased at each price.
(2)	This price represents the approximate weighted average price per share of Holdings Common Stock of purchases that were executed at prices ranging from $40.74 to $41.00 per share of Holdings Common Stock. The Reporting Persons undertake to provide, upon request by the Securities and Exchange Commission staff, full information regarding the number of shares of Holdings Common Stock purchased at each price.